Exhibit 12.1

MEDTRONIC, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for the fiscal years ended April 29, 2005, April 30, 2004, April 25, 2003, April 26, 2002, April 27, 2001 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.(1)

	Year ended April 29, 2005	Year ended April 30, 2004	Year ended April 25, 2003	Year ended April 26, 2002	Year ended April 27, 2001

Earnings:
Net earnings	$1,803.9	$1,959.3	$1,599.8	$984.0	$1,046.0
Income taxes	739.6	837.6	741.5	540.2	503.4
Minority interest (loss)/income	(0.5)	2.5	(0.7)	3.0	1.4
Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1
Capitalized interest(2)	(1.1)	—	(0.9)	(0.3)	(3.5)

	$2,542.0	$2,799.5	$2,339.8	$1,527.0	$1,547.4

Fixed Charges:
Interest expense(3)	$55.1	$56.5	$47.2	$45.2	$17.6
Capitalized interest(2)	1.1	—	0.9	0.3	3.5
Amortization of debt issuance costs(4)	0.8	—	—	32.0	—
Rent interest factor(5)	23.8	21.0	18.0	16.3	15.5

	$80.8	$77.5	$66.1	$93.8	$36.6

Earnings before income taxes and fixed charges	$2,622.8	$2,877.0	$2,405.9	$1,620.8	$1,584.0

Ratio of earnings to fixed charges	32.5	37.1	36.4	17.3	43.3

(1)	On December 21, 2000, Medtronic acquired PercuSurge, Inc. This acquisition was accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the merger.
(2)	Capitalized interest relates to construction projects in process.
(3)	Interest expense consists of interest on indebtedness.
(4)	Represents the amortization of debt issuance costs incurred in connection with the Company’s completion of a $2,012.5 million private placement of 1.25% Contingent Convertible Debentures (Old Debentures) on September 17, 2001 and the completion of a $1,928.2 million private placement of 1.25% Contingent Convertible Debentures, Series B (New Debentures) on January 21, 2005. As of April 29, 2005, $43.2 million of the Old Debentures and $1,928.2 million of the New Debentures were outstanding.
(5)	Approximately one-third of rental expense is deemed representative of the interest factor.